

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

<u>Via Facsimile</u>
Robert G. Pederson II
Chairman and Chief Executive Officer
Zagg, Inc.
3855 S 500 W, Suite J
Salt Lake City, Utah 84115

> **Re:** **Zagg, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed May 2, 2011**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011**
> **Filed May 10, 2011 and August 15, 2011**
> **File No. 001-34528**

Dear Mr. Pederson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information and providing us with your proposed disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 1. Business</u>

1. Please disclose the basis for your use of the phrase "amazing success of the invisibleSHIELD."

Government Regulations, page 8

2. Please revise your disclosure to identify the environmental protection regulations to which you are subject. It is difficult to distinguish from the disclosure the differences in impact on your business of workplace protection regulations and environmental protection regulations.

Recent Developments, page 9

HzO Transaction, page 10

3. Please disclose HzO's business and products.

Item 1A. Risk Factors, page 10

4. We note your statement on page 25 that "[a]s we continue to grow our business, we will have increased sales to our indirect customers which will continue to put pressure on our gross profit margins. There are no assurances that we will continue to recognize similar gross profit margins in the future." Please revise your risk factors to fully discuss this risk.

Item 3. Legal Proceedings, page 17

5. Please revise your disclosure to identify the defendants in the patent infringement litigation. See Item 103 of Regulation S-K.

Recent Sales of Unregistered Securities, page 19

6. Please ensure that you provide all of the disclosure required by Item 701 of Regulation S-K with respect to each issuance, including the date of issuance and the person or category of persons to whom each issuance was made, and state briefly the facts relied upon to make the exemptions from registration available.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 22

7. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as

actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is including a discussion here of the information contained in your risk factors regarding competition and how management plans to deal with competitive issues. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, the latter available at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 25

Operating expenses, page 26

8. Please revise your disclosure to provide more detail on the reasons for the 54% increase in salaries and related taxes.

Liquidity and Capital Resources, page 28

9. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets.

Item 9A. Controls and Procedures, page 30

10. We note your disclosure that your "principal executive officer and principal financial officer concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be included in [y]our reports …is recorded, processed, summarized, and reported as specified in the SEC's rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or

submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings accordingly. Refer to Exchange Act Rule 13a-15(e).

11. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the internal control system's objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Signatures, page 35

12. Please confirm that, in addition to signing on behalf of the company, Mr. Pedersen also signed the Form 10-K in his individual capacity as the principal executive officer of the company. Please revise your signature page accordingly in future filings. Refer to Form 10-K.

Exhibits 31.1 and 31.2

13. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings, for example, in paragraph 4(b) please refer to "generally accepted accounting principles." In paragraph 4(d) refer to "financial reporting." Refer to the "other certifying officer(s)" throughout.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Internet addresses, page F-16

14. We note your statement that "the Company does not expect to lose its rights to use the Internet addresses; however, there can be no assurance in this regard and such loss could have a material adverse effect on the Company's financial position and results of operations." Please revise your risk factors to fully discuss this risk.

Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011

Item 4. Controls and Procedures

15. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits 31.1 and 31.2

16. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings, for example, please omit the title with the reference to Section 302 of the Sarbanes-Oxley Act of 2002. In paragraph 4, refer to Exchange Act Rule 15d-15(f). In paragraph 4(d), include the parenthetical referring to "the registrant's fourth fiscal quarter in the case of an annual report." Refer to the "other certifying officer(s)" throughout.

Proxy Statement on Schedule 14A

General

17. Please revise your disclosure to include the disclosure required by Item 407(h) of Regulation S-K regarding board leadership structure.

Proposal No. 1 - Election of Directors

18. Please revise your disclosure to describe the business experience of Mr. Ueyama and Ms. Larabee for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please also remove those portions of Mr. Ueyama's biography that do not provide an objective background of his experience. Refer to Item 401(e) of Regulation S-K.

19. Please disclose whether the company has a diversity policy for identifying directors and, if so, how the policy is implemented. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

20. Please disclose the number of transactions that were not timely reported by Mr. Harmer during 2010. Refer to Item 405 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director